Exhibit 12.1

REX ENERGY CORPORATION

STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO

COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Years ended December 31,
(in thousands, except ratios)	2014	2013		2012	2011	2010
COMPUTATION OF EARNINGS (LOSS):
Income (loss) from continuing operations before income tax	$(74,565)	$(6,538)		$92,203	$26,689	$14,092
Add: Fixed charges	48,458	31,569		10,458	4,178	1,478
Add: Equity method investment (income) loss	813	763		3,921	(81)	200
Less: Capitalized interest	7,259	7,548		3,017	1,159	—
Less: Preferred Stock dividend requirements (1)	2,335	—		—	—	—
Less: Noncontrolling interest share of (income) loss	—	—		—	—	—

Earnings (loss)	$(34,888)	$18,246		$103,565	$29,627	$15,770

COMPUTATION OF FIXED CHARGES:
Interest expense	$36,977	$22,676		$6,418	$2,514	$1,240
Add: Amortization of premium (discount) on Senior Notes, net	353	180		(8)	—	—
Add: Capitalized interest	7,259	7,548		3,017	1,159	—
Add: Preferred Stock dividend requirements (1)	2,335	—		—	—	—
Add: Amortized loan costs	1,534	1,165		1,031	505	238

Fixed charges, as defined	$48,458	$31,569		$31,569	$4,178	$1,478

Ratio of earnings (loss) to fixed charges and preferred stock dividends	— (2)	0.6x	(2)	9.9x	7.1x	10.7x

(1)	Prior to August 18, 2014, we did not have any preferred stock outstanding, and there were no preferred stock dividends paid for the years ended December 31, 2013, 2012, 2011 or 2010.
(2)	Due to our net losses for the years ended December 31, 2014 and 2013, the coverage ratio for each of these periods was less than 1:1. To achieve a coverage ratio of 1:1, we would have needed additional earnings of approximately $83.3 million and $13.3 million for the years ended December 31, 2014 and 2013, respectively.